UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NVIDIA Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67066G104

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 Pages

CUSIP No. 67066G104	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Jen-Hsun Huang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 11,347,322 (1) 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 11,347,322 (1) 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,347,322 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%

12.	TYPE OF REPORTING PERSON IN

(1)
Includes 8,055,922 shares held by The Jen-Hsun Huang and Lori Huang Living Trust dated May 1, 1995 and 1,002,400 shares held by J. and L. Huang Investments, L.P. Also includes 2,289,000 shares issuable pursuant to options exercisable within 60 days of December 31, 2002.

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 7 Pages

CUSIP No. 67066G104	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Jen-Hsun Huang and Lori Huang, as Trustees of the Jen-Hsun and Lori Huang Living Trust dated May 1, 1995

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 8,055,922 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 8,055,922 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,055,922

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%

12.	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 7 Pages

CUSIP No. 67066G104	13G	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) J. and L. Huang Investments, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 1,002,400 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,002,400 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,002,400

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%

12.	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer

NVIDIA Corporation

(b)	Address of Issuer’s Principal Executive Offices

2701 San Tomas Expressway
Santa Clara, CA 95050

Item 2.

(a)	Name of Person Filing:

Jen-Hsun Huang
Jen-Hsun Huang and Lori Huang, as Trustees of The Jen-Hsun and Lori Huang Living Trust dated May 1, 1995 (“Trust”)
J. and L. Huang Investments, L.P. (“Huang Investments”)

(b)	Address of Principal Business Office or, if none, Residence

2701 San Tomas Expressway
Santa Clara, CA 95050

(c)	Citizenship

Jen-Hsun Huang	USA
Trust	California
Huang Investments	California

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 67066G104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Jen-Hsun Huang	11,347,322*
Trust	8,055,922
Huang Investments	1,002,400

(b)	Percent of Class:

Jen-Hsun Huang	7.1%
Trust	5.1%
Huang Investments	0.6%

Page 5 of 7 Pages

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:

Jen-Hsun Huang	11,347,322*
Trust	8,055,922
Huang Investments	1,002,400

(ii)  Shared power to vote or to direct the vote:

Jen-Hsun Huang	0
Trust	0
Huang Investments	0

(iii)  Sole power to dispose or to direct the disposition of:

Jen-Hsun Huang	11,347,322*
Trust	8,055,922
Huang Investments	1,002,400

(iv)  Shared power to dispose or to direct the disposition of:

Jen-Hsun Huang	0
Trust	0
Huang Investments	0

*
Includes 8,055,922 shares held by The Jen-Hsun and Lori Huang Living Trust dated May 1, 1995 and 1,002,400 shares held by J. and L. Huang Investments, L.P. Also includes 2,289,000 shares issuable pursuant to options exercisable within 60 days of December 31, 2002.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.    Identification and Classification of Members of the Group

Not Applicable

Item 9.    Notice of Dissolution of a Group

Not Applicable

Item 10.    Certification

Not Applicable

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2003 Date

/s/ JEN-HSUN HUANG Signature

Jen-Hsun Huang

JEN-HSUN HUANG AND LORI HUANG, AS TRUSTEES OF THE JEN-HSUN AND LORI HUANG LIVING TRUST DATED MAY 1, 1995

/s/ JEN-HSUN HUANG Jen-Hsun Huang, Trustee

/s/ LORI HUANG Lori Huang, Trustee

J. AND L. HUANG INVESTMENTS, L.P. /s/ JEN-HSUN HUANG Jen-Hsun Huang, General Partner

Page 7 of 7 Pages